02036420

P.E 5.14.02

0-29004

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report May 14, 2002

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___✓___ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No ___✓___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

A copy of the Registrant's Quarterly Report (including financial statements) for the three months ended March 30, 2002 is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #333-6500
Registration Statement on Form S-8 #333-6502
Registration Statement on Form S-8 #333-9216

As of May 14, 2002, there were 7,676,765 Common Shares outstanding.

This Report Consists of __27__ Sequentially Numbered Pages

Exhibit Index Appears on Page ____4____

EXHIBITS

The following exhibit is filed as part of this Form 6-K:

(1) the Quarterly Report (including financial statements) of NovAtel Inc. for the three months ended March 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2002

NOVATEL INC.

By: ____________________
Name: Werner Gartner
Title: Executive Vice President and Chief Financial Officer

EXHIBITS

Exhibit No.	Document	Page No.
1.	the Quarterly Report (including financial statements) of NovAtel Inc. for the three months ended March 30, 2002.	5

NOVATEL INC.

Quarterly Report

For the Three Months Ended March 30, 2002

INDEX

Consolidated Financial Statements	Page Number
• Consolidated Balance Sheets - March 30, 2002 and December 31, 2001	3
• Consolidated Statements of Operations - Three Months Ended March 30, 2002 and March 31, 2001	4
• Consolidated Statements of Shareholders' Equity March 30, 2002 and December 31, 2001	5
• Consolidated Statements of Cash Flows - Three Months Ended March 30, 2002 and March 31, 2001	6
• Notes to Consolidated Financial Statements	7
Management's Discussion and Analysis of Financial Condition and Results of Operations	15

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = US $0.6348 on April 23, 2002), and are presented in accordance with accounting principles generally accepted in Canada. The material differences between Canadian and U.S. generally accepted accounting principles ("GAAP") which would bear upon its financial statements and, more particularly, income (loss) applicable to share equity and retained earnings, are disclosed in Note 20 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2001 filed as part of Form 20-F with the Securities and Exchange Commission and in Note 12 of Notes to Consolidated Financial Statements contained in this report.

Certain statements in this Quarterly Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company's new products, impact and timing of large orders, credit risk of customers and joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, and the impact of industry consolidations, together with the other risks and uncertainties described in Management's Discussion and Analysis of Financial Condition and Results of Operations herein and in the Company's other filings with the United States Securities and Exchange Commission.

NOVATEL INC.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands)

	March 30, 2002	December 31, 2001
ASSETS (Note 1)		
Current assets:		
Cash and short term investments	$ 5,777	$ 4,794
Accounts receivable	5,730	6,050
Related party receivables (Note 8)	1,049	665
Related party notes receivable (Note 8)	1,615	1,595
Inventories (Note 3)	6,551	6,562
Prepaid expenses and deposits	352	286
Total current assets	21,074	19,952
Capital assets	2,579	2,854
Intangible assets (Note 7)	2,317	2,487
Deferred development costs (Note 4)	2,513	2,528
Total assets	$28,483	$27,821
LIABILITIES AND SHAREHOLDERS' EQUITY (Note 1)		
Current liabilities:		
Accounts payable and accrued liabilities	$4,065	$4,469
Related party payables (Note 8)	956	418
Notes payable (Notes 8, 9 and 10)	1,983	1,964
Deferred revenue and customer deposits	705	202
Provision for future warranty costs	329	285
Capital lease obligation – current portion	335	330
Total current liabilities	8,373	7,668
Deferred gain on sale/leaseback of capital assets	782	814
Capital lease obligation – long term portion	168	253
Total liabilities	9,323	8,735
Shareholders' equity:		
Capital stock (Note 5)	35,597	35,596
Contributed surplus	25	25
Deficit	(16,462)	(16,535)
Total shareholders' equity	19,160	19,086
Total liabilities and shareholders' equity	$28,483	$27,821

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share data)

	Three Months Ended	
	March 30, 2002	March 31, 2001
Revenues:		
Product sales (Note 8)	$ 6,274	$ 6,094
NRE fees	1,020	906
Total revenues	7,294	7,000
Cost of sales:		
Cost of product sales (Note 8)	$ 2,895	$ 3,221
Cost of NRE fees	707	496
Total cost of sales	3,602	3,717
Gross profit	3,692	3,283
Operating expenses:		
Research and development	1,565	1,881
Selling and marketing	803	929
General and administration	1,029	892
Total operating expenses	3,397	3,702
Operating income (loss)	295	(419)
Interest income, net	10	51
Other income (expense)	(223)	84
Income (loss) before income taxes	82	(284)
Provision for income taxes	9	12
Net income (loss)	$ 73	$ (296)
Net income (loss) per share (basic) (Note 12)	$ 0.01	$ (0.04)
Weighted average shares outstanding (basic) (Note 5)	7,684	7,689
Net income (loss) per share (diluted) (Note 12)	$ 0.01	$ (0.04)
Weighted average shares outstanding (diluted) (Note 5)	7,859	7,738

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited, in thousands)

	Common Shares		Contributed		Total Shareholders'
	Number	Amount	Surplus	Deficit	Equity
Balance December 31, 2001	7,683	$35,596	$ 25	$(16,535)	$19,086
Common shares issued	1	1	—	—	1
Repurchase of shares	—	—	—	—	—
Net income	—	—	—	73	73
Balance March 30, 2002	7,684	$35,597	$ 25	$(16,462)	$19,160

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Three Months Ended	
	March 30, 2002	March 31, 2001
Operating activities:		
Net income (loss)	$ 73	$ (296)
Charges and credits to operations not involving an outlay of cash:		
Amortization	566	636
Gain on disposal of capital assets	(3)	(5)
Amortization of deferred gain on sale/leaseback of capital assets	(32)	(34)
Net change in non-cash working capital related to operations (Note 6)	562	(1,969)
Cash provided by (used in) provided by operating activities	1,166	(1,668)
Financing activities:		
Issuance of shares (Note 5)	1	34
Related party notes receivable	(20)	(151)
Notes payable	19	179
Decrease in capital lease obligations	(80)	(56)
Cash (used in) provided by financing activities	(80)	6
Increase (decrease) in cash before investing activities	1,086	(1,662)
Investing activities:		
Purchase of capital and intangible assets	(148)	(198)
Proceeds from disposal of capital assets	45	14
Deferred development costs	—	(4)
Cash used in investing activities	(103)	(188)
Increase (decrease) in cash and short term investments	983	(1,850)
Cash and short term investments, beginning of period	4,794	6,055
Cash and short term investments, end of period	$ 5,777	$ 4,205
Cash and short term investments consisted of:		
Cash and cash equivalents	$ 2,750	$ 477
Restricted short term investments	2,827	3,728
Other short term investments	200	—
	$ 5,777	$ 4,205
Interest paid related to bank advances and capital lease obligations	$ 9	$ 9
Income taxes paid	$ —	$ —

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands, except per share data)

Note 1 Basis of Presentation

The consolidated financial statements for the three month periods ended March 30, 2002 and March 31, 2001 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited. The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim period presented. The adjustments are of a normal recurring nature. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001 filed on Form 20-F with the Securities and Exchange Commission ("SEC").

Note 2 Adoption of New Accounting Standards

Goodwill

Effective July 1, 2001, the Company adopted the provisions of Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants with respect to goodwill and intangibles. Goodwill arising after July 1, 2001 is recorded at cost and is not subject to amortization. Effective January 1, 2002 goodwill is subject to a fair value impairment test at least annually.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method. Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 11. The Company is applying the new recommendations to all options granted.

Note 3 Inventories

	March 30, 2002	December 31, 2001
Raw materials and components.....	$ 1,816	$ 1,995
Work-in-progress...........................	411	349
Finished goods...............................	4,324	4,218
	$ 6,551	$ 6,562

Note 4 Deferred Development Costs

In the three month period ended March 30, 2002, the Company deferred $nil of development costs related to the development of a certified aviation GPS receiver ($4 in the three month period ending March 31, 2001). With the receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $15 of these deferred costs in the three month period ended March 30, 2002 ($14 in the three month period ended March 31, 2001).

Note 5 Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,684 common shares are outstanding as of March 30, 2002 (7,683 as of December 31, 2001).

Net income (loss) per share figures presented in the Company's financial statements are based upon the weighted average number of shares outstanding. Diluted net income (loss) per share figures are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On September 4, 2001, the Company implemented a share repurchase program, under which the Company could repurchase up to 3% of the outstanding shares over a 12 month period. As of December 31, 2001, the Company had repurchased 12 shares. The Company did not repurchase shares under this program in the three month period ended March 30, 2002.

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant. The options have vesting periods ranging from three to four years and expire ten years from the date of the grant, except for 30 options granted on February 13, 2001, which have a six month vesting period and expire in 2004. As of March 30, 2002, the Company has authorized the granting of up to 1,101 options to purchase common shares of the Company under the stock option plans, of which 26 had been exercised.

A summary of the status of the Company's stock option plans as of March 30, 2002, and changes during the three month period ending on that date is presented below:

Options	Number of Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2002	834	US $5.08
Granted	173	2.30
Exercised	(1)	2.53
Forfeited	(4)	6.83
Outstanding at March 30, 2002	1,002	4.59
Options exercisable at March 30, 2002	652	US $5.89

The following table summarizes information about the stock option plans as of March 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
US $7.50 to $11.25	457	5.1 years	US $7.68	453	US $7.68
$2.25 to $3.44	245	9.2	2.53	36	3.07
$1.38 to $2.00	300	7.4	1.58	163	1.56
$1.38 to $11.25	1,002	6.8	4.59	652	5.89

Note 6 Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Three Months Ended	
	March 30, 2002	March 31, 2001
(Increase) in accounts receivables and related party receivables	$ (64)	$ (1,037)
(Increase) decrease in inventories	11	(156)
(Increase) in prepaid expenses and deposits	(66)	(72)
Increase (decrease) in accounts payable, accrued liabilities and related party payables	134	(717)
Increase (decrease) in deferred revenue and customer deposits	503	(3)
Increase in provision for future warranty costs	44	16
Net change in non-cash working capital	$ 562	$ (1,969)

Note 7 Commitments and Contingencies

a) As at March 30, 2002, intangible assets included $595 related to the Company's 1996 settlement agreement with Trimble Navigation Limited (Trimble). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble's termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble's notice of termination. As this matter has not been resolved as of March 30, 2002, the Company has not provided for any impairment of these intangible assets.

b) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

Note 8 Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Three Months Ended	
	March 30, 2002	March 31, 2001
Product sales to Point, Inc.	$ 297	$ 536
Services provided to Point, Inc.	51	37
Royalty income from Point, Inc.	13	18
Inventory purchases from CMC Electronics.	608	19
Royalties charged to CMC Electronics.	20	—
Other expenses from CMC Electronics.	67	—

Significant related party receivables at March 30, 2002 consist of $954 from Point, Inc. ($589 at December 31, 2001) and $92 from CMC Electronics ($74 at December 31, 2001). Related party payables at March 30, 2002 were comprised of amounts due to CMC Electronics of $937 ($399 at December 31, 2001) and $19 to Point, Inc. ($19 at December 31, 2001).

The related party notes receivable of $1,615 ($1,595 at December 31, 2001) reflects the Company's proportionate joint venture interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia

Co., Ltd. ("Sokkia") of US$4,000. The loans were repayable on December 31, 2001, are secured by the assets of Point, Inc. and bore interest at the U.S. prime rate during 2000 and at 6% for 2001. As of March 30, 2002, the Company and Sokkia had not yet agreed to an extension of these loans.

Note 9 Investment in Point, Inc.

The following is a summary of the Company's proportionate share of the financial position, operating results, and cash flows of Point, Inc.:

	March 30, 2002	December 31, 2001
Current assets	$ 2,372	$ 1,630
Non-current assets	128	143
Total assets	$ 2,500	$ 1,773
Current liabilities	$ 4,016	$ 3,072
Long-term liabilities	—	—
Total liabilities	$ 4,016	$ 3,072

	Three Months Ended	
	March 30, 2002	March 31, 2001
Revenues	$ 914	$ 1,438
Expenses	1,391	1,708
Net loss	$ (477)	$ (270)
Cash provided by (used in)		
Operating activities	$ (267)	$ (396)
Investing activities	$ 3	$ —
Financing activities	$ 20	$ 151

Included in current liabilities is the Company's share of notes payable by Point, Inc. to Sokkia Co., Ltd., in the amount of $1,615 ($1,595 at December 31, 2001). The notes were repayable on December 31, 2001, are secured by the assets of Point, Inc. and bore interest at the U.S. prime rate during 2000 and at 6% for 2001. As of March 30, 2002, the Company and Sokkia had not yet agreed to an extension of these loans.

Note 10 Investment in Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% joint venture interest in Mezure, Inc. in exchange for US$400 which the Company had previously advanced and charged to operations in 2000.

On July 23, 2001, the Company acquired an additional 25.3% equity interest in Mezure, Inc. after exercising its option to convert US$200 in loans, which the Company previously advanced and charged to operations in the first quarter 2001, into additional common shares. With the July 23, 2001 acquisition of additional shares, the Company acquired control of Mezure, Inc., and commenced full consolidation of Mezure, Inc.'s operations from that date forward.

The following transactions were included in the Company's consolidated financial results on a proportionate basis for the period January 26, 2001 to March 31, 2001.

	Three Months Ended March 31, 2001
Revenue	$ —
Expenses	110
Net loss	$ (110)
Cash provided by (used in)	
Operating activities	$ (164)
Investing activities	$ (13)
Financing activities	$ 28

Note 11 Stock-Based Compensation

At March 30, 2002, the Company had issued to employees and directors 1,002 options to purchase common shares under its stock-based compensation plans (see Notes 2 and 5). As the Company applied the intrinsic value based method to account for its plans, no compensation cost was recognized within the statement of operations for the period ended March 30, 2002. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro forma net income (loss) and net income (loss) per share would have been as follows:

	Three Months Ended	
		March 30, 2002
Net income (loss)	As reported	$ 73
	Pro forma	$(26)
Basic net income (loss) per share	As reported	$0.01
	Pro forma	$0.00
Diluted net income (loss) per share	As reported	$0.01
	Pro forma	$0.00

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002: dividend yield of 0%; expected lives of 10 years; expected volatility of 135% and a risk-free interest rate of 4.3%.

Note 12 Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) ***Revenue Recognition***

In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC. The Company believes that its revenue recognition policies are in accordance with the guidance provided in SAB 101.

b) *Deferred Development Costs*

In the three month period ended March 30, 2002, the Company deferred $nil of development costs ($4 in the three month period ended March 31, 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the three month period ended March 30, 2002, the Company amortized $15 of deferred development costs ($14 in the three month period ending March 31, 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

c) *Derivatives and Hedging Activities*

The Company has entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements. The adoption of these accounting standards would not have had a material effect on the Company's financial position and results of operations for the three month periods ended March 31, 2001 and March 30, 2002.

d) *Investment in Joint Ventures*

The accounts of the Company's 49.0% joint venture interest in Point, Inc. and its 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company's investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

e) *Comprehensive Income*

Under U.S. GAAP, during 1998, the Company would have been required to adopt SFAS 130, "Reporting Comprehensive Income". Had the Company adopted SFAS 130, it would have recorded $nil within comprehensive income, related to the fair value of foreign exchange contracts and options, in the three month period ended March 30, 2002 ($33 in the three month period ended March 31, 2001).

f) *New U.S. GAAP Accounting Pronouncements*

In August 2001, the FASB approved for issuance SFAS 143, "Accounting for Asset Retirement Obligations." This statement is effective for fiscal years beginning after June 15, 2002. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect the adoption of SFAS 143 in January 2003 to have a material impact on the Company's financial statements.

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Three Month Period Ended	
	March 30, 2002	March 31, 2001
Net income (loss) - Canadian GAAP	$ 73	$ (296)
Adjustments to U.S. GAAP		
Deferred development costs	—	(4)
Amortization of deferred development costs	15	14
Fair value of financial instruments	—	—
Net income (loss) – U.S. GAAP	$ 88	$ (286)

	March 30, 2002	December 31, 2001
Total Assets		
Canadian GAAP	$28,483	$27,821
Adjustments to U.S. GAAP		
Deferred development costs	(2,513)	(2,528)
Fair value of financial instruments	—	—
Write-off of Mezure, Inc. development related costs	(231)	(231)
U.S. GAAP	$25,739	$25,062
Total Shareholders' Equity		
Canadian GAAP	$19,160	$19,086
Adjustments to U.S. GAAP		
Deferred development costs	(2,513)	(2,528)
Fair value of financial instruments	—	—
Write-off of Mezure, Inc. development related costs	(231)	(231)
U.S. GAAP	$16,416	$16,327

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

Net Income (loss) per share	Three Months Period Ended	
	March 30, 2002	March 31, 2001
Canadian GAAP - basic	$ 0.01	$ (0.04)
U.S. GAAP - basic	$ 0.01	$ (0.04)
Canadian GAAP - diluted	$ 0.01	$ (0.04)
U.S. GAAP - diluted	$ 0.01	$ (0.04)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1)
(unaudited, in **Canadian $** thousands, except per share data)

	Three Months Ended		
	March 30, 2002	March 31, 2001	% Change
Revenues:			
Product sales	$ 6,274	$ 6,094	3%
NRE fees	1,020	906	13%
Total revenues	7,294	7,000	4%
Cost of sales:			
Cost of product sales	2,895	3,221	(10%)
Cost of NRE fees	707	496	43%
Total cost of sales	3,602	3,717	(3%)
Gross profit	3,692	3,283	12%
Operating expenses:			
Research and development	1,565	1,881	(17%)
Selling and marketing	803	929	(14%)
General and administration	1,029	892	15%
Total operating expenses	3,397	3,702	(8%)
Operating income (loss)	295	(419)	N/A
Interest income, net	10	51	(80%)
Other income (expense)	(223)	84	N/A
Income (loss) before income taxes	82	(284)	N/A
Provision for income taxes	9	12	(25%)
Net income (loss)	$ 73	$ (296)	N/A
Net income (loss) per share (basic)	$ 0.01	$ (0.04)	
Weighted average shares outstanding (basic)	7,684	7,689	
Net income (loss) per share (diluted)	$ 0.01	$ (0.04)	
Weighted average shares outstanding (diluted)	7,859	7,738	

STATEMENT OF OPERATIONS DATA (2)
(unaudited, in US $ thousands, except per share data)

	Three Months Ended March 30, 2002	Three Months Ended March 31, 2001	% Change
Revenues:			
Product sales	$ 3,983	$ 3,868	3%
NRE fees	647	576	12%
Total revenues	4,630	4,444	4%
Cost of sales:			
Cost of product sales	1,838	2,045	(10%)
Cost of NRE fees	448	315	42%
Total cost of sales	2,286	2,360	(3%)
Gross profit	2,344	2,084	12%
Operating expenses:			
Research and development	993	1,194	(17%)
Selling and marketing	510	590	(14%)
General and administration	654	566	16%
Total operating expenses	2,157	2,350	(8%)
Operating income (loss)	187	(266)	N/A
Interest income, net	6	32	(81%)
Other income (expense)	(141)	54	N/A
Income (loss) before income taxes	52	(180)	N/A
Provision for income taxes	6	8	(25%)
Net income (loss)	$ 46	$ (188)	N/A
Net income (loss) per share (basic)	$ 0.01	$ (0.03)	
Weighted average shares outstanding (basic)	7,684	7,689	
Net income (loss) per share (diluted)	$ 0.01	$ (0.03)	
Weighted average shares outstanding (diluted)	7,859	7,738	

	December 31, 2001	March 30, 2002	US $ Equivalent March 30, 2002(2)
Balance Sheet Data (1):			
(**Canadian $,** thousands)			
Working capital	$ 12,284	$ 12,701	$ 8,063
Total assets	27,821	28,483	18,081
Bank Advances	—	—	—
Long-term liabilities	253	168	107
Total shareholders' equity	19,086	19,160	12,163

(1) The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as disclosed in Note 12 of the Notes to the Consolidated Financial Statements contained in this report:

(2) Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of US$0.6348 per CDN $1.00 which was the exchange rate as of April 23, 2002. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

RECENT DEVELOPMENTS

On February 21, 2002, the Company signed an agreement with Leica Geosystems ("Leica"), setting out the parties intention to enter into a strategic cooperation arrangement; the objective of the agreement being the common development of new technology for GPS and its advancement in the high-accuracy segment. More specifically, the Company will develop a custom version of existing GPS engines and other components for Leica. The benefit of the agreement with Leica on the Company's operating results is not expected to be material until the Company starts shipping product.

Q1 2002 Compared to Q1 2001

Revenues. Revenues include product sales and non-recurring engineering ("NRE") fees. Revenue from product sales consist primarily of sales of original equipment manufacturer ("OEM") boards, software, software upgrades, Wide Area Augmentation System ("WAAS") type receivers and end user products for the geographical information systems ("GIS") and survey markets. The Company categorizes its revenues into the following three market sectors: 1) Geomatics; 2) Aerospace and Defense; and 3) Special Applications.

Total revenues increased 4% from $7.0 million in the first quarter 2001 to $7.3 million in the first quarter 2002. The following table sets forth revenue by market sector for the first quarter ended March 30, 2002 and March 31, 2001.

	Three Months Ended ($'000)					
	March 30, 2002		March 31, 2001		Change	
	$	%	$	%	$	%
Geomatics	$ 1,353	19%	$ 2,410	34%	$ (1,057)	(44%)
Aerospace & Defense	1,543	21%	1,365	20%	178	13%
Special Applications	4,396	60%	3,204	46%	1,192	37%
Other	2	0%	21	0%	(19)	(90%)
TOTAL	$ 7,294	100%	$ 7,000	100%	$ 294	4%

21

Geomatics

The Geomatics sector is made up of the surveying and GIS markets. Geomatics revenues in general are largely comprised of the Company's sales to Point, net of intercompany eliminations and the Company's proportionate share of sales by Point.

Geomatics sales were $1.4 million in the first quarter of 2002 compared to $2.4 million in the first quarter of 2001, a decrease of 44%. Net revenues contributed from the Point/Sokkia relationship formed a majority of the Geomatics revenue in the first quarter of 2002 and accounted for most of the decrease in Geomatics revenue in the first quarter of 2002 compared to the first quarter of 2001. The first quarter Geomatics revenues of 2001 benefited from shipments related to the launch of the Radian IS survey product.

Point's operations were restructured in April 2002, with the aim of focusing on sales, marketing and distribution as opposed to product development. The Company recorded a provision of $102,000 related to the restructuring in the first quarter 2002. As a result of the restructuring, the Company hopes the revenue attributable to the Point/Sokkia relationship to increase during the balance of 2002.

Aerospace and Defense

The Aerospace and Defense sector is made up of aviation, space and defense markets. Aerospace and Defense sales were $1.5 million for the first quarter 2002 compared to $1.4 million for the first quarter 2001, an increase of 13%. The Company's Aerospace and Defence revenues are highly dependent on the timing of large government funded programs. Sales in this sector include WAAS receiver sales and revenue from engineering services related to the U.S. Wide Area Augmentation System ("WAAS"), the Japanese MTSAT Satellite-based Augmentation System ("MSAS"), the Chinese Satellite Navigation Augmentation System ("SNAS") and to the European Geostationary Overlay System ("EGNOS"). In the current quarter, the largest single component of the Aerospace and Defense revenue was the EGNOS program, which accounted for $525,000 in revenue.

The Company expects to recognize an additional $425,000 in revenue from the EGNOS program over the balance of this year from the delivery of additional production receivers, currently scheduled for mid year.

Both Raytheon NLS and Thales ATM, key Local Area Augmentation System ("LAAS") system suppliers, have now contracted with the Company for the next phase of development of a LAAS receiver for their certified reference stations. The Company plans to develop prototype LAAS receivers for Raytheon and Thales for incorporation in demonstration LAAS ground reference stations. Work continues on developing the roadmap for the next generation WAAS receiver.

The certified GPS receiver jointly developed by the Company and CMC Electronics (formerly BAE Systems Canada) for use in both Honeywell airborne and ground applications is now in the certification phase. The Company has earned initial royalties, although the total royalties for 2002 are not expected to be material.

While the Company has participated in previous phases of WAAS, MSAS and SNAS, the Company currently has no significant commitments for future participation in the WAAS, MSAS, SNAS or LAAS programs (other than certain engineering services contracts). There can be no assurance that the Company will receive commitments for future participation in the WAAS, MSAS, SNAS or LAAS programs.

Special Applications

The Special Applications sector is made up of marine, agriculture, robotics, construction/grading, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets. Special Applications revenues were $4.4 million in the first quarter 2002 compared to $3.2 million in the first quarter 2001, an increase of 37%. The Company continues to see strong demand for its OEM family of GPS receivers and antennas. In addition, the Special Applications revenue benefited from initial engineering service revenue pertaining to the development of new core positioning products for Leica Geosystems which accounted for one quarter of the total increase in revenue in the Special Applications revenue in the first quarter 2002 over the first quarter 2001.

Revenues by Geographic Market

In the first quarter 2002, the Company derived approximately 47% of its total revenues from the sale of its products to countries outside the United States and Canada, compared to 45% in the first quarter 2001. Revenues from international sales increased from $3.1 million in the first quarter 2001 to $3.4 million in the first quarter 2002.

Gross Profit. Gross profit as a percentage of total revenues was 51% in the first quarter 2002 compared to 47% in the first quarter 2001. The improved gross margin was largely attributable to lower provisions for inventory obsolescence. In the first quarter 2001, the Company recorded a $250,000 provision for inventory obsolescence related to certain older product, inventory at Mezure and a change in subcontract manufacturers.

Point earns lower gross margins due to the purchase of third party accessories that provide lower gross margins and the fact that Point is closer to the end user in the distribution chain.

Operating Expense Trends. Based on the Company's current forecast, management expects full year 2002 Operating Expenses, which are comprised of research and development, selling and marketing and general and administration, to increase by approximately 3% compared to 2001. The Company expects operating expenses as a percentage of revenue to decline to approximately 46% in 2002 from 53% in 2001.

Research and development. Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs. Research and development expenses were $1.6 million in the first quarter 2002, as compared to $1.9 million in the first quarter 2001. Research and development expenses as a percentage of total revenues decreased from 27% in the first quarter 2001 to 21% in the first quarter 2002. Lower costs at Point and Mezure and higher recovery of research and development expenditures relating to customer funded NRE contracts accounted for the decrease. The Company believes that significant investments in research and development are required to maintain its technological leadership and compete in its business.

Selling and marketing. Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising and promotion, trade shows, facilities and other expenses related to the sale of the Company's products. Selling and marketing expenses decreased 14% from $929,000 in the first quarter 2001 to $803,000 in the first quarter 2002 and decreased as a percentage of total revenues from 13% in the first quarter 2001 to 11% in the first quarter 2002. The reduction in selling and marketing expenses is due mainly to lower costs related to Point and Mezure.

General and administration. General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses. General and administration expenses increased from $892,000 in the first quarter 2001 to $1.0 million in the first quarter 2002 and increased as a percentage of total revenues from 13% in the first quarter 2001 to 14% in the first quarter 2002. The increased general and administrative expenses reflect the lack of a permanent President and CEO in part of the first quarter of 2001.

Interest income. The Company earned net interest income of $10,000 in the first quarter 2002 compared with $51,000 in the first quarter 2001. The reduced interest income is attributable to lower interest rates. The Company's cash deposits that are not required for operations are invested in short term interest bearing instruments.

Other income (expense). Other income (expense) consists primarily of foreign currency income (loss) and miscellaneous items. Other expense was $223,000 in the first quarter 2002 compared to other income of

$84,000 in the first quarter 2001. The other expense in the first quarter of 2002 consisted primarily of a $102,000 restructuring provision at Point and a provision of $95,000 for executive relocation expenses.

Provision for income taxes. The provision for income taxes, which consists of Canadian federal large corporations tax was $9,000 in the first quarter 2002 compared to $12,000 in the first quarter 2001.

TAXES

The Company has not recorded a provision for income taxes in Canada, other than for large corporations tax, due to previously incurred losses, credits and costs. As of March 30, 2002, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income in Canada. The Company has determined that the acquisition of a majority of the Common Shares of the Company by CMC Electronics (formerly BAE Systems Canada Inc.) in 1998 and BAE SYSTEMS p.l.c.'s indirect acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.'s acquisition of the common shares of CMC Electronics in April 2001 constitute acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements filed for the fiscal year ended December 31, 2001 as part of Form 20-F with the Securities and Exchange Commission.

Similarly, the Company has not recorded a provision for income tax in the United States related to Point due to the net operating losses recorded by Point since it began operations in 1999.

LIQUIDITY AND CAPITAL RESOURCES

In the three months ended March 30, 2002, cash provided by operations was $1.2 million, compared to cash used of $1.7 million in the comparable period of 2001. Cash provided by operations in the three month period ended March 30, 2002 consisted primarily of $73,000 of net income, a $562,000 decrease in working capital and $566,000 in amortization expenses. The decrease in working capital from December 31, 2001 to March 30, 2002 is caused primarily by higher deferred revenues and customer deposits at the end of the first quarter 2002.

In the three months ended March 30, 2002, cash used in financing activities was $80,000, related primarily to capital lease payments in the period. In the comparable period in 2001, $6,000 cash was provided by financing activities, related to an issuance of shares, capital lease payments, an increase in related party notes receivable and an increase in notes payable.

In the three months ended March 30, 2002, cash used in investing activities was $103,000, pertaining mainly to capital expenditures. In the three months ended March 31, 2001, cash used in investing activities was $188,000 also attributable to the purchase of capital equipment.

At March 30, 2002, the Company had cash and short term investments of $5.8 million. The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.1 million to support the margin requirement related to the purchase of up to US$4.8 million of foreign exchange contracts. The lines of credit are payable on demand and are secured by certain of the Company's assets. At March 30, 2002, portions of the lines of credit were utilized to support $80,000 of letters of credit ($80,000 at December 31, 2001) leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$4.8 million in forward foreign exchange contracts.

As of March 30, 2002, the Company and Sokkia have collectively loaned Point US$4.0 million, the Company's share being US$1.96 million. The loans are secured by Point's assets and bore interest at the U.S. Prime Rate during 2000 and at a rate of 6% beginning January 1, 2001. In January 2001, the Company and

Sokkia extended the due date of the loans to December 31, 2001. As of May 13, 2002, the Company and Sokkia had not yet agreed to an extension of these loans.

In April 2002, the Company and Sokkia collectively loaned Point US$130,000, the Company's share being US$63,700, related to the restructuring of Point's operations in April 2002. As of May 13, 2002, the Company and Sokkia were in the process of negotiating an additional US$2.0 million loan to Point, to fund working capital, the Company's share of which would be US$980,000. After consideration of the effects of proportionate consolidation of Point, the Company's material exposure to Point, as of March 30, 2002, is approximately US$650,000 comprised primarily of trade receivables for product and services, and inventory.

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company's results of operations in the future.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Most of the Company's revenues (over 97% for the first three months of 2002) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company's expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company's results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The contracts are normally for terms of up to twelve months and are used as hedges of the Company's net U.S. dollar cash requirements. Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in its activities.

At March 30, 2002, the Company's existing hedging program had concluded and the Company had $nil foreign currency options and forward foreign currency contracts.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans.

LEGAL PROCEEDINGS

There have been no material changes since the Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

OTHER RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. A discussion of some of these risks and the possible impact of these factors on future results from operations can be found in the Risk Factors section of Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

Interference with the Reception of GPS Signals

GPS technology is dependent on the use of the radio frequency spectrum. The assignment of spectrum is controlled by the International Telecommunications Union ("ITU"). The Federal Communications Commission ("FCC") and Industry Canada are responsible for the assignment of spectrum for nongovernment use in the United States and Canada, respectively, in accordance with ITU regulations. Any ITU, FCC or Industry Canada reallocation of radio frequency spectrum, including frequency band segmentation or sharing of spectrum, could cause interference with the reception of GPS signals and may materially and adversely affect the utility and reliability of the Company's products, which would, in turn, have a material adverse effect on the Company's operating results. In addition, emissions from mobile satellite service and other equipment operating in adjacent frequency bands or inband may materially and adversely affect the utility and reliability of the Company's products, which could result in a material adverse effect on the Company's operating results.

On May 11, 2000, the FCC issued a Notice of Proposed Rulemaking that proposed rules for the operation of Ultra-Wideband ("UWB") radio devices on an unlicensed basis in the frequency bands allocated to GPS. A coalition of companies and trade associates, including various airline companies, the Air Transport Association of America and the U.S. GPS Industry Council, submitted a proposal for the regulation of UWB devices to the FCC in November 2001. On February 14, 2002, the FCC approved the commercial use of UWB technology at conservative power limits. The current standards of operation set limits on what radio frequencies UWB devices can be operating in, including avoiding those frequencies used by the military and companies that sell global positioning services. The FCC will revisit these standards in the next six to twelve months.

If the FCC expands or changes the current UWB standards, UWB devices might cause interference with the reception of GPS signals. Such interference could reduce demand for GPS products in the future. Any resulting change in market demand for GPS products could have a material adverse effect on the Company's financial results.

Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% equity interest in Mezure, Inc. ("Mezure"). Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet. On July 23, 2001, the Company acquired a further 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans previously advanced to Mezure and charged to operations during 2001 into additional common shares. Effective with this conversion, the Company acquired a 74% controlling interest in Mezure and began consolidating Mezure's financial results. Mezure is subject to similar types of risks as the Company. In addition, if Mezure were unable to obtain adequate financing, it would likely not be able to continue operations, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Point, Inc.

The Company sells GPS receivers to Point, Inc. ("Point"), which incorporates these receivers into surveying systems that are in turn sold through the Sokkia Co., Ltd. ("Sokkia") distribution channels. The Company's consolidated financial statements include the Company's proportionate 49% joint venture interest in the accounts of Point. Point is subject to similar types of risks as the Company. Point is largely dependent on the Company for the supply of certain products and on Sokkia for the distribution and sale of its products.

As of March 30, 2002, the Company and Sokkia have collectively loaned Point US$4.0 million, the Company's share being US$1.96 million. The loans are secured by Point's assets and bore interest at the U.S. Prime Rate during 2000 and at a rate of 6% beginning January 1, 2001. In January 2001, the Company and Sokkia extended the due date of the loans to December 31, 2001. As of May 13, 2002, the Company and Sokkia had not yet agreed to an extension of these loans.

In April 2002, the Company and Sokkia collectively loaned Point US$130,000, the Company's share being US$63,700, related to the restructuring of Point's operations in April 2002. As of May 13, 2002, the Company and Sokkia were in the process of negotiating an additional US$2.0 million loan to Point, to fund working capital, the Company's share of which would be US$980,000. If the US$4.13 million in existing loans and the proposed US$2.0 million in new loans were ultimately not repaid by Point to the Company and Sokkia, the Company believes that the net impact on the Company's consolidated financial position and results of operations would not be material. After consideration of the effects of proportionate consolidation of Point, the Company's material exposure to Point, as of March 30, 2002, is approximately US$650,000 comprised primarily of trade receivables for product and services, and inventory.

There can be no assurance that Point's operations may not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if Point were unable to obtain adequate product development, product distribution or financing support from the Company and Sokkia, it may discontinue operations which would have a material adverse effect on the Company's financial condition and results of operations.